Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	December 21, 2020

subject:	Responses to Additional Comments from SEC regarding the Cavanal Hill Funds’ (“CHF,” the “Funds” or, individually, a “Fund”)
• Post-Effective Registration Statement filed October 13, 2020

from:	Amy E. Newsome, Frederic Dorwart, Lawyers, Fund Counsel

to:	Kim Browning, Securities Exchange Commission (“SEC”)

cc:	Cheryl Briggs, Mathew Stephani, Bill King

The following additional comments were provided by Ms. Kim Browning (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to CHF, on December 18, 2020. Please see CHF’s responses to the additional comments (the “Response to Comments”) and let us know if you have any further questions.

Follow-up to Comment #10: Statutory Prospectus – Mid Cap Diverse Leadership Fund – Principal Investment Strategy. Further address/clarify the following:

•	Better define what the Fund will consider to be an ESG Issuer.
•	The 80% Policy must explicitly address the diversity and leadership aspects of the fund’s investment selections.
•	Name the service provider(s) used for ESG in your principal investment strategy.
•	In supplemental response, provide additional description of how the quantitative analysis works with ESG screenings and ultimate selection.
•	Add back “focus on governance” language earlier in the description.
•	Better describe the ESG criteria.
•	Consider removal of the last sentence of the 3rd paragraph: “The Fund is not required to invest in all companies that meet the ESG criteria.”
•	If reference to “minimum standards” in 2nd sentence of the 3rd paragraph means ESG Criteria, use that term.

Fund Response: The Fund has revised its Principal Investment Strategy to address all of the follow-up comments regarding the Mid Cap Divers Leadership Fund as follows:

Principal Investment Strategy

To pursue its objective, under normal circumstances, the Fund invests at least 80% of its net assets in a diversified portfolio of common stocks of Mid Cap U.S. companies that demonstrate governance diversity and leadership. This policy will not be changed without at least 60 days prior notice to shareholders. For purposes of this policy, common stocks include securities convertible into common stocks. The Fund defines Mid Cap securities as those that are included in the Russell Midcap® Index at the time of purchase. As of 10/31/2020, the market cap range of the Russell Midcap Index was approximately $308 million to $45 billion. Companies that demonstrate governance leadership and diversity are identified through a process that utilizes ESG (environmental, social and governance) screening criteria.

The Fund evaluates all potential Mid Cap security investments using ESG criteria screens of publicly available data to identify companies where diversity and leadership is a focus of management. The ESG criteria is based on assessment data and risk ratings obtained from Sustainalytics, an independent research vendor selected by the Adviser. The ESG criteria governance assessment category screens that the Fund considers when evaluating leadership and diversity include diversity programs, discrimination policy, gender pay equality, board and management considerations.

The diversity programs screen evaluates the presence or absence of diversity monitoring or audits, initiatives supporting a diverse workforce, mentorship programs, employee affinity groups, diversity councils, or networking groups, diversity initiatives that go beyond legal compliance, training and guidance regarding diversity, targeted recruitment, and managerial or board level responsibility for diversity initiatives. The discrimination policy category evaluates a company’s reference to International Labor Order (“ILO”) conventions, commitment to ensure equal opportunity, and types of discrimination the company is committed to eliminate. ILO conventions cover a wide area of social and labor issues including basic human rights, minimum wages, industrial relations, employment policy, social dialogue, social security and gender-specific issues. The gender pay and equality assessment considers salary pay gaps and initiatives to monitor, measure and close the pay gap, with a commitment to gender pay equality. The board and management screen includes experience, track record, conflicts of interest, shareholder engagement and gender diversity.

Risk ratings from Sustanalytics are intended to identify financially material ESG-related risks and to assist the portfolio management team in understanding how those risks might affect performance. Ratings are categorized across five risk levels: negligible, low, medium, high and severe. The Fund will avoid companies with more than one “severe” rating at the time of investment but concerns in assessment categories do not automatically eliminate an issuer from being an eligible Fund investment. Ratings are considered as part of the portfolio management evaluation process. The Fund will not generally invest in companies significantly involved in certain business activities including but not limited to the production of alcohol, tobacco, military weapons, firearms, nuclear power, thermal coal and gambling products and services.

Once a universe of ESG-eligible companies is established, the portfolio management team of the Fund uses a proprietary system that ranks stocks under a quantitative approach. Stocks are ranked on a large array of factors including but not limited to fundamental factors (e.g., valuation and growth) and technical factors (e.g., momentum, reversal and volatility) that have historically been linked to performance. Quantitative portfolio construction and risk management techniques are used to seek consistent, superior risk adjusted returns.

The portfolio management team’s final investment selection process continues to favor companies with strong governance diversity and leadership ESG screening criteria rankings relative to industry peers. When ESG criteria concerns exist, the evaluation process carefully considers how companies address the risks and opportunities they face in the context of their sector or industry and relative to their peers. The risk ratings, combined with qualitative analyses, of key governance diversity and leadership performance indicators are given more or less relative weight compared to the broader range of potential assessment categories.

The Fund may also invest up to 20% of its net assets in preferred stocks and cash equivalents, and without regard to governance diversity and leadership ESG criteria. The Fund may engage in active and frequent trading. Total return is defined as a percentage change, over a specified time period, in a mutual funds net asset value, with the ending net asset value adjusted to account for the reinvestment of all distributions of dividends and capital gains.

Purchase and sale decisions are based on the Adviser’s judgment about issuers, risk, prices of securities, market conditions, potential returns, governance diversity and leadership ESG criteria, and other economic factors. The governance diversity and leadership ESG criteria narrows investment options but the portfolio management team believes that there are sufficient Mid Cap investments available that meet the Fund’s governance diversity and leadership ESG criteria.

Follow-up Re: Hedged Income Fund: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. Consider making a more explicit statement regarding calls being only covered calls.

Fund Response: The Fund revised the third sentence of the first paragraph of its Principal Investment Strategy to read as follows:

Principal Investment Strategy

To pursue its objective, under normal circumstances, the Fund invests primarily in dividend paying equity securities, with at least 80% of its net assets in income generating equity securities and equity-related instruments traded on U.S. exchanges. For purposes of this policy, the Fund includes common stocks and securities convertible into common stocks of companies with any market capitalization and sponsored or unsponsored American Depositary Receipts (ADRs). Under normal circumstances, the fund will seek to generate current earnings from option premiums by writing (selling) call options on its portfolio securities, all of which will be covered calls. A covered call refers to a financial transaction in which the investor selling a call option owns an equivalent amount of the underlying security. The investor’s ownership of the long position in the asset is the “cover” because the seller can deliver the shares if the buyer of the call option chooses to exercise. The fund seeks to produce current income from dividends and, to a lesser extent, from option writing premiums. The Fund will buy index and ETF put options in order to seek to both reduce volatility and provide downside market protection for the portfolio.

If you have any questions or additional comments, please call me at the number set forth above.

/s/ Amy Newsome

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